Pilgrim’s Pride Corporation

1770 Promontory Circle

Greeley, Colorado 80634

Telephone: (970) 506-8000

November 7, 2011

EDGAR Correspondence

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Attention: Mr. Justin Dobbie

Re:	Registration Statement on Form S-4 of Pilgrim’s Pride Corporation Registration No. 333-176423

Dear Mr. Dobbie:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Pilgrim’s Pride Corporation and Pilgrim’s Pride Corporation of West Virginia, Inc. (collectively, the “Company”) hereby request acceleration of the effectiveness of the Registration Statement on Form S-4 (Reg. No. 333-176423), at 9:30 a.m., Eastern time, on November 10, 2011, or as soon thereafter as is practicable.

The Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

November 7, 2011

Page - 2

Very truly yours,

PILGRIM’S PRIDE CORPORATION

By:	/s/ Fabio Sandri
Fabio Sandri
Chief Financial Officer

PILGRIM’S PRIDE CORPORATION OF WEST VIRGINIA, INC.

By:	/s/ Fabio Sandri
Fabio Sandri
Chief Financial Officer

cc:	W. Crews Lott, Baker & McKenzie LLP